Exhibit 99.1

August 22, 2011

Ofer Elyakim
Chief Executive Officer
DSP Group
2580 North First Street
Suite 460
San Jose, CA 95131

CC:      Board of Directors

Dear Ofer,

Starboard Value LP, together with its affiliates, beneficially owns 9.1% of the outstanding common stock of DSP Group ("DSP" or "the Company"), making us one of the Company's largest shareholders.  We firmly believe that the shares of DSP are deeply undervalued and that significant opportunities exist to improve shareholder value based on management and the Board of Directors (the "Board") taking the necessary actions in accordance with the recommendations we outline below.  As stewards of shareholder interests, it is incumbent upon the Board to fully evaluate these opportunities that could significantly enhance value.

The core issue facing DSP is excessive spending in pursuit of non-core growth initiatives that have failed to produce expected revenue growth and, in turn, have severely impacted the profitability of DSP.  We believe shareholders have grown increasingly frustrated given the deteriorating financial results and poor short, medium, and long-term stock price performance.  To address these issues, we believe the Company should immediately reduce spending on non-core growth initiatives in order to significantly improve profitability as well as hire a reputable investment bank to explore strategic alternatives to maximize value for shareholders.

Over almost any time frame, DSP's stock price has dramatically underperformed.  As shown in the table below, over the past one-, three-, and five-year periods, DSP's stock price has declined by 2%, 17%, and 75%, respectively.  This performance is significantly worse than both the broader equity indices and the S&P Information Technology Index.

	Share Price Performance (1)
	1 Year	3 Year	5 Year

Russell 2000 Index	8.0%	-6.9%	-2.0%
S&P Information Technology Index	5.9%	1.4%	17.6%

DSP Group	-2.0%	-16.8%	-74.7%
Underperformance vs. Russell	-9.9%	-9.9%	-72.7%
Underperformance vs. S&P IT Index	-7.9%	-18.2%	-92.3%

1. Total Return as of August 19, 2011.

Furthermore, the public market is attributing almost no value to DSP's operating businesses.  As shown in the table below, DSP ended the last quarter with $65 million in cash, $73 million in long term investments and no debt, for a total net cash position of $138 million.  This implies that at the current price of $6.50 per share, DSP is trading at an enterprise value of only $15 million.  DSP is also currently trading at a discount to the Company's Tangible Book Value per share of $6.72, which is primarily comprised of cash, long term investments, and accounts receivable.

Capitalization and Balance Sheet Metrics for DSP Group ($ in millions)

Current Price (8/19/2011)	$6.50
Shares Outstanding	23.5
Market Cap	$152.9

(-) Cash	$64.7
(-) Long Term Investments	$72.5
(+) Debt	$0.0
Enterprise Value	$15.8

Tangible Book Value	$158.1
Tangible Book Value per Share	$6.72
Discount to Tangible Book Value	-3%

Such a depressed valuation clearly demonstrates that shareholders lack confidence in the current business strategy at DSP.  The current strategy of investing heavily in research and development in pursuit of revenue growth in non-core products has failed to produce positive results and has led to significant deterioration in overall profitability.  Since 2007, DSP has spent approximately $550 million, or $23.40 per share, on research and development and acquisitions, yet revenue has actually declined by $33 million over that same time period.  Unfortunately, the Company has taken little action to reduce spending in light of these failed initiatives and instead continues to spend a staggering 25% of revenues on R&D, driving further operating losses.

DSP Group Operating Metrics
					(1)	Change
Fiscal Year Ended June	2007	2008	2009	2010	LTM	LTM vs. 2007

Total Revenue	$249	$306	$212	$225	$216	$-33
% Growth	14.7%	22.9%	-30.6%	6.3%	-9.0%	-13.3%

Research & Development Expenses	$58	$74	$56	$56	$57	$-2
% of Revenue	23.5%	24.2%	26.5%	24.7%	26.4%	-2.6%

Operating Income (2)	$9	$0	$-11	$1	$-7	$-16
% Operating Margin	3.4%	-0.1%	-5.0%	0.3%	-3.4%	-185.0%

1. Last twelve months ended June 30, 2011.
2. GAAP operating income as reported in company filings, excluding amortization expense related to acquisitions, restructuring charges, goodwill impairment and in-process research & development write off.

Despite significant losses from these non-core growth initiatives, DSP has a valuable core business that we believe produces significant operating profit and cash flow.  DSP is the market leader in providing wireless chipsets for digital cordless phones, commanding approximately 65% to 70% of the worldwide market share.  This compares to its two primary competitors, SiTel and Lantiq which account for approximately 25% and 10% of the market, respectively.  As an example of the potential profitability of this business, we believe that SiTel, the Company's closest competitor, generated operating margins between 12% and 15% on revenue of $117 million in 2010.  Given DSP's larger revenue base, it should be able to generate margins equal to, if not in excess of, those of SiTel.  As shown in the table below, if DSP were able to achieve operating margins in-line with SiTel, the Company would generate between $32 million and $38 million of EBITDA.  This implies that at the current enterprise value of $15 million, the Company could generate EBITDA in excess of the entire enterprise value in less than six months.

DSP Group Pro Forma Operating Margins

LTM DSP Revenue	$215.8		$215.8
SiTel Operating Margin (1)	12.0%		15.0%
Implied DSP Operating Income	$25.9		$32.4
Estimated Depreciation & Amortization (2)	$5.7		$5.7
Implied EBITDA	$31.6		$38.1

Current EV / Implied EBITDA	0.5	x	0.4	x

1. Based on Dialog Semiconductor Q1 and Q2 earnings calls. 2. Excludes amortization related to acquisition expense.

Unfortunately, it appears that the Company's current plan is to press ahead with aggressive spending on non-core growth initiatives such as multimedia chipsets and home automation technology with the expectation to burn cash for at least the next two quarters.  This is unacceptable to us and should be unacceptable to you.

Instead of continuing down the current path that has contributed to significant deterioration of shareholder value, we believe the Company must change course and execute on the following two initiatives:

•
Implementation of a cost restructuring plan to reduce spending on certain non-core growth initiatives such as multimedia and home automation to drive significant improvements in profitability and cash flow; and

•	Engagement of a reputable investment bank to explore strategic alternatives to maximize value for shareholders, including through a sale of the Company.

We strongly believe that these initiatives will allow shareholders to realize maximum value for their shares.  The current plan is not working; it is time for a new course of action.

We also would like to take this opportunity to express our discontent with the Board's decision to implement a Shareholder "Poison Pill" Rights Plan without shareholder approval on July 26, 2011, thereby effectively limiting share ownership to 9.9% of the shares outstanding.  The Poison Pill was instituted just 36 days following our initial Schedule 13D filing with the Securities and Exchange Commission.  It appears to us that the Company's true intent in implementing a Poison Pill with such a low threshold is entrenchment.

Institutional Shareholder Services (ISS) and other leading governance advisory firms have repeatedly expressed their concerns about Poison Pills given the significant risk of a board and management team using them to entrench themselves at the expense of shareholders.  Very few companies have resorted to the drastic step of adopting a non-net operating loss (NOL) Poison Pill with a trigger as low as 10%.  In fact, the Poison Pill fails to meet ISS' 2011 Proxy Voting Guidelines, namely a trigger no lower than 20%.  By adopting the Poison Pill, the Board has unfortunately embarked on a path of poor corporate governance. As a matter of good corporate governance, the Board should immediately redeem the Poison Pill.

As one of the largest shareholders of DSP, we have a strong vested interest in the performance of the Company.  We hope and expect that management and the Board will seriously consider and act on our proposals.  We are open to having a constructive dialogue with you and expect that management and the Board will take decisive action to address the issues we have outlined.

Thank you for your attention.

Best Regards,

Jeffrey C. Smith
Managing Member
Starboard Value LP